Exhibit 99.13

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled "Casino Project, NI 43-101F1 Technical Report Feasibility Study, Yukon Territory, Canada - Revision 1" dated January 25, 2013, and the information derived therefrom, as contained in Western Copper and Gold Corporation's Annual Report on Form 40-F for the year ended December 31, 2019.

March 18, 2020

/s/ Jesse Duke, P.Geo.
Jesse Duke, P.Geo.